United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of February, 2015

Commission File Number: 001-35892

GW PHARMACEUTICALS PLC

(Translation of registrant’s name into English)

Sovereign House

Vision Park

Histon

Cambridge CB24 9BZ

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☐

GW PHARMACEUTICALS PLC ANNUAL GENERAL MEETING RESULTS

On February 5, 2015, GW Pharmaceuticals plc (the “Company”) announced the results of the Annual General Meeting (the “AGM”) of its shareholders held in London, England on February 5, 2015. At the AGM, the shareholders voted on the following matters as ordinary business as resolutions 1 to 7 inclusive which were proposed as ordinary resolutions:

1. To receive, consider and adopt the Directors’ and Auditors’ Reports and the Statement of Accounts for the year ended September 30, 2014 (the “Annual Report”) and to note that the Directors do not recommend the payment of any dividend for the year ended on that date.

2. To approve the Directors’ Remuneration Report on pages 24 to 42 of the Annual Report, excluding the Directors’ Remuneration Policy on pages 34 to 37 of the Annual Report which is the subject of Resolution 3.

3. To approve the Directors’ Remuneration Policy on pages 34 to 37 of the Annual Report which takes effect immediately after the end of the Annual General Meeting of the Company on February 5, 2015.

4. To re-elect as a Director Justin Gover who retires by rotation in accordance with the articles of association of the Company.

5. To re-elect as a Director Dr. Stephen Wright who retires by rotation in accordance with the articles of association of the Company.

6. To re-appoint Deloitte LLP as Auditor of the Company.

7. To authorise the Directors to determine the Auditors’ remuneration.

At the AGM the shareholders also considered as special business the following matters as ordinary resolutions 8 and 9 and resolution 10 as a special resolution as follows:

8. That, for the purposes of Section 551 of the Companies Act 2006 (the “2006 Act”), the Directors be and are hereby generally and unconditionally authorised to exercise all the powers of the Company to allot shares in the Company or grant rights to subscribe for or convert any security into shares in the Company (“Relevant Securities”) up to an aggregate nominal amount of £100,000 in substitution for all existing unused authorities (but without prejudice to any allotment, offer or agreement already made pursuant thereto) during the period expiring on the date five years from the date of this Resolution, unless previously revoked or varied from time to time by the Company in general meeting, provided that the Company may before such expiry, revocation or variation make an offer or agreement which would or might require Relevant Securities to be allotted after such expiry, revocation or variation and the Directors may allot Relevant Securities as if this authority had not expired.

9. That the amendments to Rule 5.5 (Individual limit) of the Company’s Long-Term Incentive Plan described in the explanatory notes to this Notice of AGM be approved. The explanatory notes are set forth below:

Following the review of pay policy carried out by Towers Watson and the proposed amendments to the Directors’ Remuneration Policy referred to in the explanation to Resolution 3, the Remuneration Committee has concluded that a number of amendments to the Company’s Long-Term Incentive Plan (the “LTIP”) are required in order to align the Company’s remuneration practices on both sides of the Atlantic, to enable it to retain the knowledge, skills and experience that has been fundamental to the Company’s success to date, facilitate global mobility and to attract new senior members to the Company to help it to achieve even greater success in future.

The Remuneration Committee has responsibility for administering the LTIP, and has the ability to amend the LTIP rules subject to certain shareholder controls. One such control is that no amendment to the individual limits on participation in the LTIP shall be made without the prior approval by ordinary resolution of the shareholders in general meeting.

Among the proposed amendments to the LTIP rules is an amendment to the individual limits on participation in the LTIP. Rule 5.5 (Individual limit) of the LTIP currently limits the market value of shares subject to awards made to any person during a financial year to 100% of his salary, provided that if the Remuneration Committee decides that exceptional circumstances exist awards may be granted in excess of this limit. It is now proposed that this be amended so that (a) the definition of salary is extended to include fees paid to or in respect of the relevant person, to facilitate the extension of the LTIP to non-executive directors and consultants, and (b) the limit is increased to 600% of salary, and applies to the expected value of the award, calculated in accordance with generally accepted methodologies based on Black Scholes or binomial stochastic models. Resolution 9 seeks shareholder approval by way of ordinary resolution to the amendment of this rule.

10. That in substitution for all existing and unexercised powers conferred on the directors pursuant to Section 570(1) of the 2006 Act, the Directors of the Company be and they are hereby empowered pursuant to Section 570 of the 2006 Act to allot equity securities (within the meaning of Section 560 of the 2006 Act) for cash, pursuant to the general authority conferred upon them under Section 551 of the 2006 Act by the passing of Resolution 8, as if Section 561(1) of the 2006 Act did not apply to such allotment provided that this power shall be limited to (a) the allotment of equity securities in connection with a rights issue, open offer or other pre-emptive offer in favour of ordinary shareholders where the equity securities respectively attributable to the interests of all ordinary shareholders are proportionate or as nearly as may be to the respective number of ordinary shares held by them on the record date applicable to such issue, but subject to such exclusions or other arrangements as the Directors may deem fit to deal with fractional entitlements or legal or practical problems arising in respect of any overseas territory, the requirements of any recognised regulatory body or stock exchange or by virtue of any other matter whatever; and (b) the allotment (otherwise than pursuant to sub-paragraph (a) above) of equity securities for cash up to an aggregate maximum nominal amount of £47,329.38.

All the resolutions set forth above were duly proposed and passed. The press release with details of the results is attached as Exhibit 99.1 and is incorporated by reference herein.

Exhibits

99.1	Press release dated February 5, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GW Pharmaceuticals plc

	By:	/s/ Adam George
	Name:	Adam George
	Title:	Chief Financial Officer

Date: February 5, 2015